Exhibit 99.B(d)(83)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Neuberger Berman Investment Advisers LLC

Dated December 12, 2013, as amended November 1, 2018

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Emerging Markets Debt Fund	[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	Neuberger Berman Investment Advisers LLC

By:	By:
/s/ William T. Lawrence	/s/ Gorky Urquieta

Name:	Name:
William T. Lawrence	Gorky Urquieta

Title:	Title:
Vice President	Co-Head EMD